SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on interim dividend (Tuesday, November 6, 2007)

2.	Notice on the conclusion of demerger agreement with Kubota Environmental Service Co., Ltd. (Tuesday, November 6, 2007)

3.	Results of operations for the six months ended September 30, 2007 reported by Kubota Corporation (Tuesday, November 6, 2007)

November 6, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on interim dividend

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on November 6, 2007 that the Company would pay interim dividend.

1. Details of interim dividend

	Interim dividend	Interim dividend of the prior year
Record date	September 30, 2007	September 30, 2006
Interim dividend per ADS	¥30	¥25
Amount of dividend	¥7,733 million	¥6,475 million
Date of payment	December 5, 2007	December 5, 2006
Resource of interim dividend	Retained earnings	Retained earnings

2. Reasons for raising interim dividend

The Company raised the annual dividend per ADS from ¥50 to ¥60 in the prior year. Based on the annual dividend of the prior year, the Company decided to pay a half of the prior year’s annual dividend as interim dividend of this fiscal year.

(Reference)

(per ADS)

	Interim dividend	Year-end dividend	Annual dividend
This fiscal year (Year ending March 31, 2008)	¥30	To be determined	To be determined
The prior year (Year ended March 31, 2007)	¥25	¥35	¥60

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

November 6, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the conclusion of demerger agreement

with Kubota Environmental Service Co., Ltd.

Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on November 6, 2007 that the Company would split and transfer its nightsoil treatment plant business to Kubota Environmental Service Co., Ltd. (hereinafter “KSK”), which is a wholly-owned subsidiary of the Company, effective on January 1, 2008.

1. Purpose of the demerger

At the end of March 2006, the Company has discontinued receiving new orders of nightsoil treatment plant and has been planning to continue the related business specialized in repair works to extend lifetime of decrepit nightsoil treatment plants.

After careful consideration, the Company has decided to transfer its nightsoil treatment plant business to KSK which conducts repairs works and maintenance of environmental control plants.

2. Outline of the demerger

(1)	Schedule

•	Board of Directors’ Meeting for approval of the demerger : November 6, 2007

•	Conclusion of the demerger agreement : November 6, 2007

•	Effective date of the demerger : January 1, 2008 (planned)

*	Pursuant to the Article 784 Paragraph 3 of Corporate Law of Japan, the Company splits and transfers its nightsoil plant business without approval of shareholders’ meeting of the Company.

Furthermore, pursuant to the Article 796 Paragraph 1 of Corporate Law, KSK succeeds the nightsoil plant business without approval of shareholders’ meeting of KSK.

(2)	Method of the demerger

The demerger is an absorption-type demerger. The Company will effect the demerger and KSK will succeed the business.

(3)	Change in the amount of capital

There will be no change in capital.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights

There is no outstanding stock acquisition rights and bonds with stock acquisition rights.

(5)	Rights and obligations to be succeeded by KSK

KSK will succeed inventories, assets such as fixed assets, liabilities such as deposits received, the major contractual status in such contracts as related to developments and transactions as well as all rights and obligations arising under the status that belong to the business to be split. (Any rights and obligations related to the business other than the business to be split, and any rights and obligations that are not supposed to be related to the business to be split will be excluded.)

However, any employment contracts with the employees who are engaged in the business to be split and any and all rights and obligations related to such contracts will not be succeeded by KSK.

(6)	Prospect for fulfillment of obligations

The Company and KSK believe that both companies will be able to fulfill the obligations of each company after the effective date of the demerger.

1

3. Outline of the Company and KSK (as of March 31, 2007)

Company Name	Kubota Corporation (The company effecting the demerger)	Kubota Environmental Service, Co., Ltd (The company succeeding the business)
Principal Line of Business	Manufacture, sale, construction and services of farm equipment, engines, construction machinery, pipes, valves, industrial castings, pumps, environmental control plants, etc.	Operations, maintenance design and construction and repair works of water treatment facilities, cleaning facilities and waste treatment facilities, etc.

Date of Incorporation	December, 1930	July, 1976

Location of Head Office	Naniwa-ku, Osaka-shi, Japan	Taito-ku, Tokyo, Japan

Representative	President and Representative Director Daisuke Hatakake	President and Representative Director Toshio Sato

Capital (millions of yen)	84,070	90

Shares Outstanding	1,291,919,180	180,000

Net assets (millions of yen)	659,637(consolidated)	11,619(non-consolidated)

Assets (millions of yen)	1,502,532(consolidated)	20,194(non-consolidated)

Closing Date of fiscal year	March 31	March 31

Major Shareholders And Shareholdings (%)

Japan Trustee Services Bank, Ltd. (8.03%),

The Master Trust Bank of Japan, Ltd. (7.97%),

Nippon Life Insurance Company (6.86%),

Meiji Yasuda Life Insurance Company (5.12%),

The Dai-ichi Mutual Life Insurance Company (3.66%)

Sumitomo Mitsui Banking Corporation (3.48%)

Mizuho Corporate Bank, Ltd. (3.16%)

The Chase Manhattan Bank N.A. London (3.11%)

Mizuho Bank, Ltd. (2.19%)

Trust & Custody Service Bank, Ltd. (1.90%)

Kubota Corporation (100%)

4. Outline of the business to be split

(1) The business to be split

Construction, sales and research & development of nightsoil treatment plant

(2) The revenues of the business to be split (For the fiscal year ended March 31, 2007)

	Revenues of the business to be split	The Company’s total revenues(non-consolidated)	Component ratio
Revenues	¥6,084 million	¥694,935 million	0.9%

(3) Items and amounts of assets and liabilities to be split (As of September 30, 2007)

(millions of yen)

Assets		Liabilities
Item	Book value	Item	Book value
Current assets	277	Current liabilities	283
Fixed assets	6	Long-term Liabilities	0
Total	283	Total	283

2

5. Changes after the demerge

There will be no changes in the Company’s name, principal line of business, address of head office, representative persons, capital and closing date as a result of the demerger.

6. Financial outlook

There will be no effect on the consolidated financial results for the year ending March 31, 2008 because the demerger will be completed between the Company and its wholly-owned subsidiaries. The effect of the demerger on non-consolidated financial results for the year ending March 31, 2008 will be quite small.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

3

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone : +81-6-6648-2645
Facsimile: +81-6-6648-2632

FOR IMMEDIATE RELEASE (TUESDAY, NOVEMBER 6, 2007)

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED

SEPTEMBER 30, 2007 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, November 6, 2007—Kubota Corporation reported today its consolidated and non-consolidated results of operations for the six months ended September 30, 2007.

Notes:	1. This Press Release Replaces the Semiannual Report.
2. Consolidated and Non-consolidated Financial Information in This Release are Unaudited.

Consolidated Financial Highlights

1. Consolidated Results of Operations for the six months ended September 30, 2007

(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)
(1) Results of operations

	Six months ended Sept. 30, 2007			% (*)	Six months ended Sept. 30, 2006	% (*)	Year ended Mar. 31, 2007
Revenues		¥561,014		0.5	¥558,011	11.0	¥1,127,456
	$	[4,878,383	]
Operating income		¥75,113		(2.1)	¥76,708	21.0	¥130,347
	$	[653,157	]
% of revenues		13.4%			13.7%		11.6%
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ $	76,241 [662,965	]	(3.1)	¥78,650	20.2	¥131,565
% of revenues		13.6%			14.1%		11.7%
Net income		¥43,020		(3.0)	¥44,332	16.1	¥76,457
	$	[374,087	]
% of revenues		7.7%			7.9%		6.8%
Net income per ADS (5 common shares)
Basic		¥167			¥171		¥295
	$	[1.45	]
Diluted		¥167			¥171		¥295
	$	[1.45	]

Notes.

1.	(*) represents percentage change from the comparable previous period.

2.	Equity in net income of affiliated companies for the six months ended September 30, 2007 and 2006 were ¥375 million and ¥652 million, respectively and year ended March 31, 2007 was ¥1,353 million.

(In millions of yen and thousands of U.S. dollars except per ADS amounts)
(2) Financial position

	Sept. 30, 2007			Sept. 30, 2006	Mar. 31, 2007
Total assets		¥1,547,473		¥1,460,996	¥1,502,532
	$	[13,456,287	]
Shareholders’ equity		¥687,634		¥625,557	¥659,637
	$	[5,979,426	]
Ratio of shareholders’ equity to total assets		44.4%		42.8%	43.9%
Shareholders’ equity per ADS (5 common shares)		¥2,668		¥2,416	¥2,554
	$	[23.20	]

(3) Summary of statements of cash flows	(In millions of yen and thousands of U.S. dollars)

	Six months ended Sept. 30, 2007			Six months ended Sept. 30, 2006	Year ended Mar. 31, 2007
Net cash provided by operating activities		¥45,848		¥48,099	¥96,830
	$	[398,678	]
Net cash used in investing activities		¥(36,485)		¥(38,452)	¥(90,007)
	$	[(317,261)	]
Net cash provided by (used in) financing activities		¥(2,969)		¥7,323	¥(16,835)
	$	[(25,817)	]
Cash & cash equivalents, end of period		¥89,995		¥108,499	¥82,601
	$	[782,565	]

2. Cash dividends

(Yen per ADS amounts)

	Cash dividends per ADS
	Interim	Year end	Total
Year ended Mar. 31, 2007	¥25.00	¥35.00	¥60.00
Year ending Mar. 31, 2008	¥30.00	—	—

Note.

The year-end dividend for the year ending March 31, 2008 is not forecast.

3. Anticipated results of operations for the year ending March 31, 2008

(In millions of yen except per ADS amounts)

	Year ending Mar. 31, 2008	% (*)
Revenues	¥1,140,000	1.1
Operating income	¥136,000	4.3
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥136,500	3.8
Net income	¥77,500	1.4
Net income per ADS (5 common shares)	¥301

Notes.

(*)	represents percentage change from the comparable previous period.

Please refer to page 6 for further information related to the above mentioned anticipated results of operations.

4. Other

(1) Changes in number of material subsidiaries during the fiscal year: No

(2) Changes in accounting rules, procedures, presentation methods, etc. for the consolidated financial statements

a) Changes in consolidated accounting methods: Yes

b) Changes other than a) above: Yes

Please refer to “Notes of the Consolidated Financial Statements” on page 19.

(3) Number of shares outstanding as of September 30, 2007	:	1,291,919,180
Number of shares outstanding as of September 30, 2006	:	1,299,869,180
Number of shares outstanding as of March 31, 2007	:	1,291,919,180
Number of treasury stock as of September 30, 2007	:	3,391,682
Number of treasury stock as of September 30, 2006	:	5,159,463
Number of treasury stock as of March 31, 2007	:	406,439

Kubota Corporation

(Parent Company Only)

(Reference) Non-consolidated Financial Highlights

(1) Results of operations	(In millions of yen except per ADS amounts)

	Six months ended Sept. 30, 2007	% (*)	Six months ended Sept. 30, 2006	% (*)	Year ended Mar. 31, 2007

Net sales	¥328,286	1.7	¥322,835	3.0	¥694,935
Operating income	¥32,329	(6.9)	¥34,735	17.0	¥72,529
Ordinary income	¥39,354	2.3	¥38,471	21.9	¥78,601
Net income	¥26,387	17.5	¥22,464	5.6	¥43,372
Net income per ADS (5 common shares)
Basic	¥102		¥87		¥167
Diluted	¥102		¥87		¥167

Note.

(*)	represents percentage change to the comparable previous year.

(2) Financial position	(In millions of yen except per ADS amounts)

	Sept. 30, 2007	Sept. 30, 2006	Mar. 31, 2007
Total assets	¥882,514	¥905,989	¥906,920
Shareholders’ equity	¥497,306	¥485,208	¥492,369
Ratio of shareholders’ equity to total assets	56.4%	53.6%	54.3%
Shareholders’ equity per ADS (5 common shares)	¥1,929	¥1,873	¥1,906

Kubota Corporation

and Subsidiaries

1. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the six months under review

For the six months ended September 30, 2007, revenues of Kubota Corporation and subsidiaries (collectively “the Company”) increased ¥3.0 billion (0.5%), to ¥561.0 billion from the corresponding period in the prior year.

In the domestic market, revenues decreased ¥9.8 billion (3.6%), to ¥265.8 billion from the corresponding period in the prior year. Revenues in Internal Combustion Engine & Machinery decreased due to declined sales of core farm equipment, even though sales of construction machinery and engines increased. Revenues in Pipes, Valves, and Industrial Castings increased due to a great increase in sales of industrial casting, although sales of ductile iron pipes and plastic pipes slightly decreased. Revenues in Environmental Engineering decreased affected by the discontinuation of a part of operations. Revenues in Other decreased slightly due to a decrease in sales of condominiums and construction while sales of vending machine expanded substantially.

Revenues in overseas markets increased ¥12.8 billion (4.5%), to ¥295.3 billion from the corresponding period in the prior year. In North America, sales of tractors decreased affected by the slowdown of U.S. housing market. Sales of construction machinery and engines also decreased. On the contrary, in Europe, sales of tractors, construction machinery and engines increased largely all together. In Asia outside Japan, sales of tractors continued a high rate of growth in Thailand. As a result, the ratio of overseas revenues to consolidated revenues rose 2.0 percentage points, to 52.6 % compared with the corresponding period in the prior year.

Operating income decreased ¥1.6 billion (2.1%), to ¥75.1 billion from the corresponding period in the prior year. By segment, operating income in Internal Combustion Engine and Machinery expanded due to the increase in revenues and the positive effect of depreciation of the yen. Operating income in Pipes, Valves, and Industrial Castings decreased owing to sharp price hike of raw materials. Operating income in Environmental Engineering deteriorated due to sales decrease and declining profit margins by intensifying competition. Operating income in Other rose mainly due to increased sales of vending machines.

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies decreased ¥2.4 billion (3.1%), to ¥76.2 billion, along with the decrease of operating income. Income taxes were ¥29.3 billion (representing an effective tax rate of 38.5%), and net amount of minority interests in earnings of subsidiaries and equity in net income of affiliated companies to deduct was ¥3.7 billion and loss from discontinued operation was ¥0.2 billion. As a result, net income during the six months under review decreased ¥1.3 billion (3.0%), to ¥43.0 billion from the corresponding period in the prior year.

(2) Review of operations by industry segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery increased ¥4.7 billion (1.2%), to ¥408.5 billion from the corresponding period in the prior year, comprising 72.8 % of consolidated revenues. Domestic revenues decreased ¥8.4 billion (6.1%), to ¥129.2 billion, and overseas revenues increased ¥13.1 billion (4.9%), to ¥279.3 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, sales of farm equipment decreased. With full-scale development of new government agricultural policies, farmers’ investment for farm equipment, especially medium-sized farmers’ investment, remained sluggish. The Company actively implemented sales expansion policies to stimulate the market and was able to increase its market share; however, these efforts did not compensate for the market slump. On the other hand, sales of construction machinery rose because the Company conducted promotional sales activities tailored to various customer groups and increased its market share. Sales of engines increased steadily due to sales expansion to domestic manufacturers of construction and industrial machinery that their exports are very brisk.

In overseas markets, sales of tractors, the Company’s core product, increased steadily. In the U.S., sales of tractors decreased due to the slowdown of the markets related to housing and construction, and serious drought in Southeast area. In Europe, sales of tractors showed strong expansion due to the active introduction of new products and aggressive promotional sales activity. In Asia outside Japan, sales of tractors continued a large increase in Thailand where demand for tractors is rapidly expanding associated with development of mechanized farming.

Sales of construction machinery increased substantially in Europe. Although sales of construction machinery decreased in North America due to the deterioration of the market, sales in Europe reported a large expansion due to rising demand resulted from favorable economic situations and sales expansion of the larger-sized product, which was introduced in the prior year. Sales of engines also increased steadily, mainly in Europe. However, sales of farm machinery decreased due to a stagnation of the market in combine harvesters in China.

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings increased ¥3.6 billion (4.2%), to ¥87.4 billion from the corresponding period in the prior year, comprising 15.5 % of consolidated revenues. Domestic revenues increased ¥4.9 billion (7.0%), to ¥74.3 billion, and overseas revenues decreased ¥1.3 billion (9.1%), to ¥13.2 billion. This segment comprises pipes, valves and industrial castings.

In the domestic market, sales of ductile iron pipes and plastic pipes slightly decreased from the corresponding period in the prior year. On the contrary, sales of industrial castings increased substantially owing to a sales increase of ductile tunnel segment and products for steel and petrochemical industries, in addition to a steady increase in sales of spiral welded steel pipes and valves.

In overseas markets, sales of industrial castings were favorable, while exports of ductile iron pipes to the Middle East decreased substantially.

3) Environmental Engineering

Revenues in Environmental Engineering decreased ¥4.3 billion (18.2%), to ¥19.5 billion from the corresponding period in the prior year, comprising 3.5 % of consolidated revenues. Domestic revenues decreased ¥5.1 billion (22.9%), to ¥17.1 billion, and overseas revenues increased ¥0.8 billion (46.3%), to ¥2.4 billion. This segment consists of environmental control plants and pumps.

In the domestic market, sales of the Water & Sewage Engineering division, the Waste Engineering division and Pumps division decreased due to the continued challenging operating environment in public works related business and the negative impact of suspension of designated pre-approved supplier due to compliance. In particular, sales of the Waste Engineering division significantly decreased due to downsizing nightsoil treatment plant business and waste incinerating plant business, which was decided in the prior year. On the other hand, in overseas market, sales of pumps increased largely.

4) Other

Revenues in Other decreased ¥0.9 billion (2.0%), to ¥45.6 billion from the corresponding period in the prior year, comprising 8.2 % of consolidated revenues. Domestic revenues decreased ¥1.2 billion (2.5%), to ¥45.2 billion, and overseas revenues increased ¥0.2 billion (180.2%), to ¥0.4 billion. This segment comprises vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums and other business.

Sales of vending machine and electronic-equipped machinery increased. Sales expansion of vending machine was substantial due to a sales increase of cigarettes-vending machine with the function of age-identification. On the other hand, sales of condominiums decreased due to a fewer completed condominiums, and sales of construction decreased due to the contraction of business field. Sales of air-conditioning equipment and septic tanks also decreased from the corresponding period in the prior year.

(3) Prospect for the Full Fiscal Year

The Company forecasts consolidated revenues for the year ending March 31, 2008 at ¥1,140.0 billion, that are the same as the previous forecast released in May 11, 2007. In the domestic market, revenues in Pipes, Valves and Industrial Castings are expected to increase. However, revenues in Internal Combustion Engine and Machinery, Environmental Engineering and Other are forecast to decrease. As a result, total domestic revenues are forecast to decrease from the prior year. As for overseas revenues, the Company expects higher revenues than the prior year due to steady expansion of revenues in Internal Combustion Engine and Machinery.

A forecast of operating income was revised upward by ¥5.0 billion, to ¥136.0 billion in consideration of the result of operations for the six months ended September 30, 2007 and recent economic conditions. The Company expects income from continuing operation before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies for the full fiscal year to be ¥136.5 billion, an increase of ¥4.5 billion from the previous forecast. Net income is forecast to be ¥77.5 billion, an increase of ¥1.0 billion from the previous forecast. (These forecasts anticipate an exchange rate of ¥118=US$1.)

(In millions of yen)

	Previous Forecasts on May 11, 2007	Revised Forecasts	Change		Prior year (Year ended March 31, 2007)
Revenues	1,140,000	1,140,000	—	—	1,127,456
Operating Income	131,000	136,000	5,000	4%	130,347
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	132,000	136,500	4,500	3%	131,565
Net income	76,500	77,500	1,000	1%	76,457

2. Financial condition

(1) Assets, liabilities and shareholders’ equity

Total assets at the end of September 2007 amounted to ¥1,547.5 billion, an increase of ¥86.5 billion from the corresponding period in the prior year. As for assets, brisk sales of Internal Combustion Engine and Machinery in Europe and Asia resulted in an increase in inventories in those regions. Short- and long-term finance receivables substantially increased mainly related to North American business. On the other hand, other investments decreased due to a decrease in unrealized gains on securities.

Regarding liabilities, interest-bearing debt increased associated with an increase in short- and long-term finance receivables. Accrued retirement and pension costs largely decreased resulting from adoption of a new accounting standard for pensions at the end of March 2007. Shareholders’ equity substantially increased due to recorded net income.

Total assets increased ¥44.9 billion compared with those at the end of March 2007. As for assets, short- and long-term finance receivables increased, while notes and accounts receivable and other investments substantially decreased.

Regarding liabilities, interest-bearing debt increased, while trade notes and accounts payable and income tax payable decreased. The high level of net income contributed to a steadily increase in shareholders’ equity. As a result, shareholders’ equity ratio was 44.4%, 0.5 percentage points higher than the prior year-end.

(2) Cash flows

Net cash provided by operating activities during the six months under review was ¥45.8 billion, a decrease of ¥2.3 billion from the corresponding period in the prior year. Although net income slightly decreased, increased depreciation and amortization related to expanding production capacities compensated this decrease. Moreover, total change of working capital items, such as trade notes and accounts receivable, inventories, and trade notes and accounts payable, was very slight compared with the corresponding period in the prior year. Accordingly, net cash provided by operating activities was the same level as the corresponding period in the prior year.

Net cash used in investing activities was ¥36.5 billion, a decrease of ¥2.0 billion from the corresponding period in the prior year. Purchases of fixed assets resulted from expansion of production capacity increased and an increase in finance receivables mainly in North America and Thailand pushed up net cash used in investing activities, while collection of finance receivables also increased. As a result, net cash used in investing activities was the same level as the corresponding period in the prior year.

Net cash used in financing activities was ¥3.0 billion, an increase of ¥10.3 billion from the corresponding period in the prior year. Although purchases of treasury stock decreased, a restraining of financing and increased dividend payments substantially increased net cash used in financing activities.

As a result, including the effect of exchange rate, cash and cash equivalents at the end of September 2007 were ¥90.0 billion, an increase of ¥7.4 billion from the prior year-end.

3. Matter concerning profit allocation

(1) Basic policy related to the Company’s profit allocation

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and cancellation of treasury stock. The Company recognizes returning profit to shareholders is one of the most important missions and will strive to expand it, considering requirements of maintaining sound business operations as well as adapting to the future business environment.

(2) Matter concerning profit allocation for this fiscal year

The Company has decided to pay ¥30 per ADS as interim cash dividends.

In accordance with the previously described basic policy related to the Company’s profit allocation of maintaining stable dividends or raising dividends, the Company is considering paying cash dividends per ADS for the year under review equivalent to, or more of, the prior year (¥60 per ADS). Specific amount will be decided based on the development of business performance in the year under review.

Moreover, during the six months under review the Company purchased 2.90 million of its own shares (¥2.4 billion) on market pursuant to the resolutions of the Board of Directors’ Meetings.

2. Management Policies

1. Basic management policy

More than a century since its founding, the Company has continued to help improve people’s quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems, environmental control plants, industrial castings, and building materials. The Company has its management principle that the Company contributes to the development of society and the preservation of the earth’s environment through its products, technology, and services that provide the foundation for society and for affluent lifestyles. While adhering to this management principle, the Company is implementing management policies that are focused on prioritizing allocation of its resources, emphasizing agility in its operations and strengthening consolidated operations. Through these measures, the Company aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

2. Principal Business Policies for Medium- to Long-Term Growth in Profit

To achieve further development and steady increases in enterprise value, the Company is actively addressing the following management issues.

(1) Accelerating the Expansion of Internal Combustion Engine and Machinery in Overseas Operations

The Company is allocating management resources to the overseas operations of Internal Combustion Engine and Machinery on a priority basis to expand its business domain from the perspective of the product portfolio and geographical coverage, while working to strengthen the business structure of this segment to the level appropriate for a global enterprise.

From a product portfolio point of view, the Company is broadening the scope of overseas operations of the segment by expanding the model lineup of tractors, construction machinery, and farm machinery as well as substantially diversifying the product lineup. Concerning diesel engines, which are key components in Kubota products, the Company is endeavoring to develop and manufacture its diesel engines in a timely manner that meet more stringent emission regulations to be introduced in Japan, North America, and Europe. Through this effort, the Company is enhancing the competitive edge of its diesel engine powered products and further expanding sales of diesel engines to other manufacturers.

From a geographical perspective, the Company is promptly implementing different strategies in North America, Europe, and Asia, responding to the regional characteristics of each market. In North America and Europe, which are currently the segment’s principal markets, the Company is working to significantly enhance its product and service supply capabilities. In Asia outside Japan, where rapid market expansion is ongoing, the Company is moving forward actively with initiatives to strengthen the capabilities of its production and sales networks in Thailand and China. As a part of these measures, in August, the Company has reached the following decision that the Company and The Siam Cement Group would jointly establish a company and construct a plant for manufacturing tractors. Through the full implementation of these initiatives, the Company is promoting the geographical diversification of the overseas operations of Internal Combustion Engine and Machinery.

Moreover, to prevail in intense competition and accelerate the expansion of overseas business activities, it will be essential to enhance the segment’s business structure to enable it to outpace the competition in global markets. The Company will fortify production capacity in Japan and overseas to meet rising overseas demand while also training personnel who can carry out the work of a global enterprise, speed up R&D activities, and work to consistently enhance design and manufacturing capabilities as well as operating efficiency all with the objective of strengthening the segment’s business structure from a comprehensive perspective.

(2) Restructuring the Public Works Related Businesses

The Company’s public works related businesses are included in Pipes, Valves, and Industrial Castings and Environment Engineering. These businesses are confronting an exceptionally challenging operating environment because of the continuous cutbacks in public works investment. To respond effectively to changes in the operating environment, the Company is undertaking drastic restructuring in its business structure.

(a) Pipes, Valves, and Industrial Castings Segment to Step Up Initiatives to Expand Core Businesses

The Company has worked to strengthen its profitability by making drastic reductions in costs, including fixed expenses, bringing about major increases in productivity, and becoming thoroughly market-oriented and competitive. As a result of these efforts, the Company has improved profitability over the past several years.

Going forward, to increase profits, the Company must actively focus on expanding core business while advancing into closely related areas as it strives to maintain and increase its earning power. This will require shifting the business activities from the public sector to the private sector, and also from the domestic market to overseas markets. The Company will shift the thrust of business development to the private sector and to opportunities overseas as a part of initiatives to further expand core businesses.

(b) Restructuring Environmental Engineering

The deterioration of the market environment and the intensification of competition in this segment have occurred faster than anticipated. In addition, the emergence of compliance issues has acted to accelerate deterioration in business performance, and the segment has fallen into a tough situation. To revitalize and restructure this segment, the Company is aggressively working to shift its business model and concentrate on its core competencies. Specifically, by developing its positions in the private sector and overseas markets, the Company is endeavoring to reduce dependency of this segment on the public sector while also promoting a shift from the plant engineering business to the sales and installation of machinery and equipment. In addition, by focusing on water-related businesses, the Company will work to make more efficient use of management resources in this segment and thereby promptly recover sound profitability and strengthen its business structure.

To make a successful transition to its new business model, the segment must have strong product development capabilities for stand-alone equipment and be cost-competitive. With this in mind, in April 2007, the Company formed the Environmental Equipment R&D Center. Through the activities of this new center, the Company intends to make the manufacturing technology and development capabilities nurtured by Internal Combustion Engine and Machinery available to this segment and, while taking thorough measures to lower costs, differentiate its technology from that of other companies.

(c) Moving toward Close Teamwork between the Two Segments

Both Pipes, Valves, and Industrial Castings and Environmental Engineering have core strengths in water-related products. By moving toward close teamwork between these segments, the Company will seek to realize synergies among their products and technologies and achieve greater operational efficiencies. The Company has taken specific measures in this direction by combining the organizations of the two segments within the parent company, beginning in April 2007. Going forward, by promoting the sharing of information related to products and technologies connected with “water” and strengthening teamwork in development and sales activities, the Company will work to increase the competitiveness of both segments.

(3) Management Based on Corporate Social Responsibility (CSR)

To achieve medium-to-long term growth and development, the Company must be an enterprise that continuously contributes to the sustainable development of society in harmony with the environment in addition to increasing its economic value. With this awareness, the Company is implementing CSR management as the most important management policy, and it pursues its corporate activities with a strong sense of responsibility regarding the economic, social, and environmental aspects of its activities as a global corporate citizen that responds positively to the expectations and trust of its various stakeholders.

Looking ahead, the Company will adhere strongly to its management principle: “The Kubota Group contributes to the development of society and the preservation of the earth’s environment through its products, technology, and services that provide the foundation for society and for affluent lifestyles.” To remain an upstanding and proud member of society, the Company will also strengthen its compliance, internal controls, and corporate governance, as well as ensure full adherence to these and other aspects of its activities that are basic to management in the spirit of CSR.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Consolidated Statements of Income

(In millions of yen)

	Six months ended Sept. 30, 2007		Six months ended Sept. 30, 2006		Change		Year ended Mar. 31, 2007
	Amount	%	Amount	%	Amount	%	Amount	%
Revenues	561,014	100.0	558,011	100.0	3,003	0.5	1,127,456	100.0
Cost of revenues	394,730	70.4	388,339	69.6	6,391	1.6	794,687	70.5
Selling, general and administrative expenses	91,169	16.2	91,156	16.4	13	0.0	199,356	17.7
Loss from disposal and impairment of businesses and fixed assets	2	0.0	1,808	0.3	(1,806)	(99.9)	3,066	0.2

Operating income	75,113	13.4	76,708	13.7	(1,595)	(2.1)	130,347	11.6

Other income (expenses):
Interest and dividend income	2,097		2,145		(48)		3,283
Interest expense	(753)		(1,105)		352		(1,219)
Gain on sales of securities-net	583		880		(297)		1,313
Gain on nonmonetary exchange of securities	—		—		—		997
Other-net	(799)		22		(821)		(3,156)

Other income, net	1,128		1,942		(814)		1,218

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	76,241	13.6	78,650	14.1	(2,409)	(3.1)	131,565	11.7

Income taxes:
Current	21,707		22,795		(1,088)		48,008
Deferred	7,632		6,121		1,511		953

Total income taxes	29,339		28,916		423		48,961

Minority interests in earnings of subsidiaries	4,065		3,993		72		6,214
Equity in net income of affiliated companies	375		652		(277)		1,353

Income from continuing operations	43,212	7.7	46,393	8.3	(3,181)	(6.9)	77,743	6.9
Loss from discontinued operations, net of taxes	(192)		(2,061)		1,869		(1,286)

Net income	43,020	7.7	44,332	7.9	(1,312)	(3.0)	76,457	6.8

Consolidated Balance Sheets

Assets	(In millions of yen)

	Sept. 30, 2007		Sept. 30, 2006		Change	Mar. 31, 2007
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	89,995		108,499		(18,504)	82,601
Notes and accounts receivable:
Trade notes	62,395		62,928		(533)	82,491
Trade accounts	238,088		241,068		(2,980)	235,728
Less : Allowance for doubtful receivables	(2,196)		(2,082)		(114)	(2,011)

Total receivables, net	298,287		301,914		(3,627)	316,208
Short-term finance receivables	113,479		88,648		24,831	97,798
Inventories	213,942		189,665		24,277	205,658
Other current assets	133,774		118,495		15,279	114,835

Total current assets	849,477	54.9	807,221	55.3	42,256	817,100	54.4

Investments and long-term finance receivables:
Investments in and advances to affiliated companies	13,968		12,944		1,024	13,754
Other investments	197,380		221,201		(23,821)	215,130
Long-term finance receivables	192,048		141,538		50,510	170,031

Total investments and long-term finance receivables	403,396	26.0	375,683	25.7	27,713	398,915	26.5

Property, plant, and equipment:
Land	90,321		82,972		7,349	90,416
Buildings	210,148		204,486		5,662	208,529
Machinery and equipment	373,793		369,834		3,959	362,732
Construction in progress	4,676		7,395		(2,719)	8,216

Total	678,938		664,687		14,251	669,893

Accumulated depreciation	(439,509)		(439,408)		(101)	(432,247)

Net property, plant, and equipment	239,429	15.5	225,279	15.4	14,150	237,646	15.8

Other assets	55,171	3.6	52,813	3.6	2,358	48,871	3.3

Total	1,547,473	100.0	1,460,996	100.0	86,477	1,502,532	100.0

Consolidated Balance Sheets

Liabilities and shareholders’ equity	(In millions of yen)

	Sept. 30, 2007		Sept. 30, 2006		Change	Mar. 31, 2007
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	140,972		201,824		(60,852)	128,365
Trade notes payable	18,219		29,702		(11,483)	30,487
Trade accounts payable	210,026		203,131		6,895	206,808
Advances received from customers	5,606		7,637		(2,031)	3,699
Notes and accounts payable for capital expenditures	17,923		15,089		2,834	20,895
Accrued payroll costs	29,526		25,488		4,038	28,277
Accrued expenses	31,382		30,432		950	32,498
Income taxes payable	15,977		16,717		(740)	23,945
Other current liabilities	39,799		30,304		9,495	30,280
Current portion of long-term debt	75,137		37,493		37,644	71,429

Total current liabilities	584,567	37.8	597,817	40.9	(13,250)	576,683	38.4

Long-term liabilities:
Long-term debt	158,581		113,618		44,963	150,105
Accrued retirement and pension costs	26,264		48,569		(22,305)	27,306
Other long-term liabilities	49,998		42,918		7,080	52,732

Total long-term liabilities	234,843	15.2	205,105	14.1	29,738	230,143	15.3

Minority interests	40,429	2.6	32,517	2.2	7,912	36,069	2.4

Shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	93,150		93,150		—	93,150
Legal reserve	19,539		19,539		—	19,539
Retained earnings	411,053		359,649		51,404	376,815
Accumulated other comprehensive income	82,524		73,761		8,763	86,247
Treasury stock	(2,702)		(4,612)		1,910	(184)

Total shareholders’ equity	687,634	44.4	625,557	42.8	62,077	659,637	43.9

Total	1,547,473	100.0	1,460,996	100.0	86,477	1,502,532	100.0

Consolidated Statements of Comprehensive Income

(In millions of yen)

	Six months ended Sept. 30, 2007	Six months ended Sept. 30, 2006	Year ended Mar. 31, 2007
Net income	43,020	44,332	76,457

Other comprehensive income (loss), net of tax :
Foreign currency translation adjustments	9,427	(2,275)	4,670
Unrealized losses on securities	(10,474)	(9,899)	(13,607)
Pension liability adjustments	(2,489)	—	—
Unrealized losses on derivatives	(187)	(834)	(244)

Other comprehensive loss	(3,723)	(13,008)	(9,181)

Comprehensive income	39,297	31,324	67,276

Consolidated Statements of Shareholders’ Equity

Six months ended Sept. 30, 2007	(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2007	1,291,513	84,070	93,150	19,539	376,815	86,247	(184)

Cumulative effect of applying
FIN 48					261
Net income					43,020
Other comprehensive loss						(3,723)
Cash dividends, ¥35 per ADS					(9,043)
Purchases of treasury stock	(2,986)						(2,518)

Balance, Sept. 30, 2007	1,288,527	84,070	93,150	19,539	411,053	82,524	(2,702)

Six months ended Sept. 30, 2006	(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2006	1,299,488	84,070	93,150	19,539	323,116	86,769	(160)

Net income					44,332
Other comprehensive loss						(13,008)
Cash dividends, ¥30 per ADS					(7,799)
Purchases of treasury stock	(4,778)						(4,452)

Balance, Sept. 30, 2006	1,294,710	84,070	93,150	19,539	359,649	73,761	(4,612)

Year ended Mar. 31, 2007	(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, Apr. 1, 2006	1,299,488	84,070	93,150	19,539	323,116	86,769	(160)

Net income					76,457
Other comprehensive loss						(9,181)
Adjustment to initially apply
SFAS No.158						8,659
Cash dividends, ¥55 per ADS					(14,274)
Purchases of treasury stock	(7,975)						(8,508)
Retirement of treasury stock					(8,484)		8,484

Balance, Mar. 31, 2007	1,291,513	84,070	93,150	19,539	376,815	86,247	(184)

Consolidated Statements of Cash Flows

(In millions of yen)

	Six months ended Sept. 30, 2007	Six months ended Sept. 30, 2006	Change	Year ended Mar. 31, 2007
Operating activities:
Net income	43,020	44,332	(1,312)	76,457
Depreciation and amortization	14,694	12,910	1,784	27,097
Reversal of accrued retirement and pension costs	(5,328)	(5,237)	(91)	(10,942)
Gain on sales of securities-net	(583)	(880)	297	(1,313)
Gain on nonmonetary exchange of securities	—	—	—	(997)
Loss on disposal of fixed assets	119	666	(547)	1,172
Equity in net income of affiliated companies	(375)	(652)	277	(1,353)
Deferred income taxes	7,632	6,121	1,511	953
Decrease in notes and accounts receivable	24,807	9,669	15,138	35
Increase in inventories	(2,523)	(13,822)	11,299	(24,255)
Increase in other current assets	(16,144)	(28,969)	12,825	(3,935)
Increase (decrease) in trade notes and accounts payable	(14,459)	13,037	(27,496)	11,999
Increase (decrease) in income taxes payable	(8,352)	4,302	(12,654)	11,305
Increase in other current liabilities	7,354	6,686	668	5,085
Other	(4,014)	(64)	(3,950)	5,522

Net cash provided by operating activities	45,848	48,099	(2,251)	96,830

Investing activities:
Purchases of fixed assets	(15,382)	(12,156)	(3,226)	(34,286)
Purchases of investments and change in advances	408	(1,212)	1,620	(1,311)
Proceeds from sales of property, plant, and equipment	1,218	1,060	158	3,709
Proceeds from sales of investments	1,644	1,254	390	2,391
Increase in finance receivables	(101,501)	(86,678)	(14,823)	(190,098)
Collection of finance receivables	76,909	59,273	17,636	129,442
Other	219	7	212	146

Net cash used in investing activities	(36,485)	(38,452)	1,967	(90,007)

Financing activities:
Proceeds from issuance of long-term debt	38,819	7,331	31,488	86,434
Repayments of long-term debt	(34,500)	(58,902)	24,402	(73,654)
Net increase (decrease) in short-term borrowings	5,473	71,977	(66,504)	(5,937)
Cash dividends	(9,043)	(7,799)	(1,244)	(14,274)
Purchases of treasury stock	(2,525)	(4,455)	1,930	(8,515)
Other	(1,193)	(829)	(364)	(889)

Net cash provided by (used in) financing activities	(2,969)	7,323	(10,292)	(16,835)

Effect of exchange rate changes on cash and cash equivalents	1,000	(329)	1,329	755

Net increase(decrease) in cash and cash equivalents	7,394	16,641	(9,247)	(9,257)
Cash and cash equivalents, beginning of period	82,601	91,858	(9,257)	91,858

Cash and cash equivalents, end of period	89,995	108,499	(18,504)	82,601

	(In millions of yen)

Notes:
Cash paid:
Interest	6,674	5,554	1,120	11,066
Income taxes	31,073	18,611	12,462	36,733

Consolidated Segment Information

(1) Information by Industry Segment

Six months ended Sept. 30, 2007	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	408,507	87,439	19,486	45,582	561,014	—	561,014
Intersegment	10	76	35	7,260	7,381	(7,381)	—

Total	408,517	87,515	19,521	52,842	568,395	(7,381)	561,014

Cost of revenues and operating expenses	333,346	81,495	23,400	47,747	485,988	(87)	485,901

Operating income (loss)	75,171	6,020	(3,879)	5,095	82,407	(7,294)	75,113

Six months ended Sept. 30, 2006	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	403,804	83,878	23,816	46,513	558,011	—	558,011
Intersegment	8	451	180	7,632	8,271	(8,271)	—

Total	403,812	84,329	23,996	54,145	566,282	(8,271)	558,011

Cost of revenues and operating expenses	329,099	74,564	26,097	51,888	481,648	(345)	481,303

Operating income (loss)	74,713	9,765	(2,101)	2,257	84,634	(7,926)	76,708

Year ended Mar. 31, 2007	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	746,808	194,224	90,613	95,811	1,127,456	—	1,127,456
Intersegment	22	768	340	16,893	18,023	(18,023)	—

Total	746,830	194,992	90,953	112,704	1,145,479	(18,023)	1,127,456

Cost of revenues and operating expenses	621,926	172,985	96,568	105,577	997,056	53	997,109

Operating income (loss)	124,904	22,007	(5,615)	7,127	148,423	(18,076)	130,347

(2) Information by Geographic Segment

Six months ended Sept. 30, 2007	(In millions of yen)

	Japan	North America	Europe	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	281,469	168,441	62,974	48,130	561,014	—	561,014
Intersegment	138,608	5,728	2,191	846	147,373	(147,373)	—
Total	420,077	174,169	65,165	48,976	708,387	(147,373)	561,014
Cost of revenues and operating expenses	372,279	153,311	58,270	42,602	626,462	(140,561)	485,901
Operating income	47,798	20,858	6,895	6,374	81,925	(6,812)	75,113

Six months ended Sept. 30, 2006						(In millions of yen)

	Japan	North America	Europe	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	290,007	176,639	49,740	41,625	558,011	—	558,011
Intersegment	133,790	4,251	2,235	600	140,876	(140,876)	—
Total	423,797	180,890	51,975	42,225	698,887	(140,876)	558,011
Cost of revenues and operating expenses	374,717	159,723	46,507	35,204	616,151	(134,848)	481,303
Operating income	49,080	21,167	5,468	7,021	82,736	(6,028)	76,708

Year ended Mar. 31, 2007						(In millions of yen)

	Japan	North America	Europe	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	637,881	325,188	93,603	70,784	1,127,456	—	1,127,456
Intersegment	270,392	7,392	4,570	1,273	283,627	(283,627)	—
Total	908,273	332,580	98,173	72,057	1,411,083	(283,627)	1,127,456
Cost of revenues and operating expenses	810,520	297,951	89,557	62,636	1,260,664	(263,555)	997,109
Operating income	97,753	34,629	8,616	9,421	150,419	(20,072)	130,347

Note: The segment previously classified as “Other Areas” was separately reported into “Europe” and “Other Areas” for the six months ended September 30, 2007. Figures for the year ended March 31, 2007 and the six months ended September 30, 2006 have been reclassified to conform to the presentation for the six months ended September 30, 2007.

(3) Overseas Revenues

Six months ended Sept. 30, 2007	(In millions of yen)

	North America	Europe	Other Areas	Total
Overseas revenues	166,881	65,020	63,361	295,262
Consolidated revenues				561,014
Ratio of overseas revenues to consolidated revenues	29.7%	11.6%	11.3%	52.6%

Six months ended Sept. 30, 2006	(In millions of yen)

	North America	Europe	Other Areas	Total
Overseas revenues	175,953	51,418	55,106	282,477
Consolidated revenues				558,011
Ratio of overseas revenues to consolidated revenues	31.5%	9.2%	9.9%	50.6%

Year ended Mar. 31, 2007	(In millions of yen)

	North America	Europe	Other Areas	Total
Overseas revenues	323,092	97,151	103,711	523,954
Consolidated revenues				1,127,456
Ratio of overseas revenues to consolidated revenues	28.7%	8.6%	9.2%	46.5%

Note: The segment previously classified as “Other Areas” was separately reported into “Europe” and “Other Areas” for the six months ended September 30, 2007. Figures for the year ended March 31, 2007 and the six months ended September 30, 2006 have been reclassified to conform to the presentation for the six months ended September 30, 2007.

Fair Value of Other Investments

The Company classifies its holdings of marketable equity securities and all of its debt securities as available for sale securities, which are reported at their fair value on the Company’s balance sheets. The following table presents cost, fair value, and net unrealized holding gains for securities by major security type at September 30, 2007, 2006, and March 31, 2007.

(In millions of yen)

	Sept. 30, 2007			Sept. 30, 2006			Mar. 31, 2007
	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains
Other investments (*):
Equity securities of financial institutions	36,979	101,803	64,824	37,025	141,360	104,335	36,988	125,948	88,960
Other equity securities	21,523	85,015	63,492	20,845	68,595	47,750	21,119	77,778	56,659

Total	58,502	186,818	128,316	57,870	209,955	152,085	58,107	203,726	145,619

(*)	“Other investments” on the Company’s Consolidated Balance Sheets includes investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value. They were stated at cost of ¥10,562 million, ¥11,246 million, and ¥11,404 million at September 30, 2007, 2006, and March 31, 2007, respectively.

Per Common Share Information

(Yen per common shares)

	Six months ended Sept. 30, 2007	Six months ended Sept. 30, 2006	Year ended Mar. 31, 2007
Shareholders’ equity per common shares	¥533.66	¥483.16	¥510.75
Basic net income per common shares	¥33.32	¥34.16	¥59.01
Diluted net income per common shares	¥33.32	¥34.16	¥59.01

The adjustment of numerator and denominator to calculate basic and diluted earnings per shares are as follows:

Numerator	(In millions of yen)

	Six months ended Sept. 30, 2007	Six months ended Sept. 30, 2006	Year ended Mar. 31, 2007
Basic net income	43,020	44,332	76,457
Effect of dilutive convertible bonds	—	—	—
Diluted net income	43,020	44,332	76,457

Denominator	(Thousands of shares)

	Six months ended Sept. 30, 2007	Six months ended Sept. 30, 2006	Year ended Mar. 31, 2007
Weighted average common shares outstanding	1,290,984	1,297,877	1,295,750
Effect of dilutive convertible bonds	—	—	—
Diluted common shares outstanding	1,290,984	1,297,877	1,295,750

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on September 28, 2007, of ¥115 = US$1, solely for convenience.

2.	Each American Depositary Share (“ADS”) represents five common shares.

3.	116 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.

Kubota Credit Co., Ltd.

Kubota Maison Co., Ltd.

Kubota Environmental Service Co., Ltd.

Kubota-C.I. Co., Ltd.

	Overseas	Kubota Tractor Corporation

Kubota Credit Corporation, U.S.A.

Kubota Manufacturing of America Corporation

Kubota Engine America Corporation

Kubota Metal Corporation

Kubota Baumaschinen GmbH

Kubota Europe S.A.S.

On July 27, 2007, the Company announced that the Company and Urbanex Co., Ltd. have reached a basic agreement to transfer all the shares of Kubota Maison Co., Ltd. (“Kubota Maison”) to Urbanex Co., Ltd. On October 1, 2007, the Company transferred 70% shares of Kubota Maison in accordance with the agreement. As a result of the transfer, Kubota Maison was excluded from consolidated subsidiaries and became an affiliated company of Kubota Corporation. Kubota Maison will be excluded from affiliated companies by the scheduled transfer of the remaining 30% shares on April 1, 2009.

4.	25 affiliated companies are accounted for under the equity method.

Major affiliated companies:	Domestic	17 sales companies of farm equipment,
Kubota Matsushitadenko Exterior Works, Ltd.

5.	Summary of accounting policies

(1)	The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for the presentation for segment information described in (2).

(2)	The consolidated segment information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	The Company adopted the FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109”, as of April 1, 2007. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertainty in income tax return.

The adoption of this interpretation did not have a material impact on the Company’s consolidated results of operations and financial position.

7.	In the consolidated statements of income for the six months ended September 30, 2006, finance income and expenses from retail finance business were classified mainly into “Interest income” and “Interest expense” in other income (expenses). However, from the consolidated statements of income for the year ended March 31, 2007, the Company has classified them into “Revenues” and “Cost of revenues”, since the significance of retail finance business has been increasing and the business is becoming one of the major or central operations of the Company. Accordingly, the reclassification has been made to the presentation of the consolidated statements of income for the six months ended September 30, 2006.

Finance income included in “Revenues” for the six months ended September 30, 2007 and 2006 are ¥12,980 million and ¥9,238 million, respectively, and finance expenses included in “Cost of revenues” for the six months ended September 30, 2007 and 2006 are ¥7,115 million and ¥5,542 million, respectively.

8.	The Company accounts for discontinued operations in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and presents the results of discontinued operations as a separate line item in the consolidated statements of income under loss from discontinued operations, net of taxes. The figures of the consolidated statements of income for the prior year related to the discontinued operations have been separately reported from the ongoing operating results to conform with the current year presentation.

9.	Reclassification

The consolidated financial reports for the year ended March 31, 2007 and the six months ended September 30, 2006 have been reclassified to conform to the presentation for the six months ended September 30, 2007.

Consolidated Revenues by Industry Segment

(In millions of yen)

	Six months ended Sept. 30, 2007		Six months ended Sept. 30, 2006		Change		Year ended Mar. 31, 2007
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	351,160	62.6	351,532	63.0	(372)	(0.1)	643,214	57.1

Domestic	115,197		124,326		(9,129)	(7.3)	228,155
Overseas	235,963		227,206		8,757	3.9	415,059

Construction Machinery	57,347	10.2	52,272	9.4	5,075	9.7	103,594	9.2

Domestic	13,965		13,252		713	5.4	30,122
Overseas	43,382		39,020		4,362	11.2	73,472

Internal Combustion Engine & Machinery	408,507	72.8	403,804	72.4	4,703	1.2	746,808	66.3

Domestic	129,162	23.0	137,578	24.7	(8,416)	(6.1)	258,277	22.9
Overseas	279,345	49.8	266,226	47.7	13,119	4.9	488,531	43.4

Pipes and Valves	61,680	10.9	64,473	11.6	(2,793)	(4.3)	155,320	13.8

Domestic	59,714		59,191		523	0.9	143,485
Overseas	1,966		5,282		(3,316)	(62.8)	11,835

Industrial Castings	25,759	4.6	19,405	3.5	6,354	32.7	38,904	3.4

Domestic	14,561		10,203		4,358	42.7	19,949
Overseas	11,198		9,202		1,996	21.7	18,955

Pipes, Valves, & Industrial Castings	87,439	15.5	83,878	15.1	3,561	4.2	194,224	17.2

Domestic	74,275	13.2	69,394	12.5	4,881	7.0	163,434	14.5
Overseas	13,164	2.3	14,484	2.6	(1,320)	(9.1)	30,790	2.7

Environmental Engineering	19,486	3.5	23,816	4.3	(4,330)	18.2	90,613	8.0

Domestic	17,086	3.1	22,175	4.0	(5,089)	22.9	86,475	7.6
Overseas	2,400	0.4	1,641	0.3	759	46.3	4,138	0.4

Building Materials & Housing	6,453	1.2	9,072	1.6	(2,619)	28.9	17,247	1.5

Domestic	6,453		9,072		(2,619)	28.9	17,247

Other	39,129	7.0	37,441	6.6	1,688	4.5	78,564	7.0

Domestic	38,776		37,315		1,461	3.9	78,069
Overseas	353		126		227	180.2	495

Other	45,582	8.2	46,513	8.2	(931)	(2.0)	95,811	8.5

Domestic	45,229	8 .1	46,387	8.2	(1,158)	(2.5)	95,316	8.5
Overseas	353	0.1	126	0.0	227	180.2	459	0.0

Total	561,014	100.0	558,011	100.0	3,003	0.5	1,127,456	100.0

Domestic	265,752	47.4	275,534	49.4	(9,782)	(3.6)	603,502	53.5
Overseas	295,262	52.6	282,477	50.6	12,785	4.5	523,954	46.5

Anticipated Consolidated Revenues by Industry Segment

(In billions of yen)

	Year ending Mar. 31, 2008		Year ended Mar. 31, 2007		Change
	Amount	%	Amount	%	Amount	%
Domestic	248.0		258.3		(10.3)	(4.0)
Overseas	528.0		488.5		39.5	8.1

Internal Combustion Engine & Machinery	776.0	68.1	746.8	66.3	29.2	3.9

Domestic	173.0		163.4		9.6	5.9
Overseas	33.0		30.8		2.2	7.1

Pipes, Valves, & Industrial Castings	206.0	18.1	194.2	17.2	11.8	6.1

Domestic	69.5		86.5		(17.0)	(19.7)
Overseas	7.5		4.2		3.3	78.6

Environmental Engineering	77.0	6.7	90.7	8.0	(13.7)	(15.1)

Domestic	80.5		95.3		(14.8)	(15.5)
Overseas	0.5		0.5		—	—

Other	81.0	7.1	95.8	8.5	(14.8)	(15.4)

Total	1,140.0	100.0	1,127.5	100.0	12.5	1.1

Domestic	571.0	50.1	603.5	53.5	(32.5)	(5.4)
Overseas	569.0	49.9	524.0	46.5	45.0	8.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: December 3, 2007	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department